EXHIBIT 99.1

WELLS FARGO EXTENDS $5 MILLION
CREDIT LINE TO S&W SEED

FIVE POINTS, Calif — (Marketwire) — March 31, 2011 — S&W Seed Company (NasdaqCM:SANW) today announced that it has completed an agreement for a one-year, revolving line of credit with Wells Fargo Bank National Association with maximum availability of $5,000,000. The outstanding principal balance of the line of credit will bear interest at one month LIBOR plus 2%, which presently equals 2.25% per annum. The line of credit bears a standby fee on one-half percent (0.50%) per annum on the average daily unused amount of the line of credit, for a maximum of $25,000 if the line is not utilized.

"We are very pleased to announce this new revolving credit facility with what we believe is one of the country's leading and most sophisticated agricultural lenders," stated Matt Szot, Chief Financial Officer of S&W Seed. "Our strong relationship with Wells Fargo offers us greater ability to pursue strategic initiatives related to acquisitions, joint ventures, financing of inventory and other business initiatives that might present themselves in the future. This credit arrangement is also flexible, in that its terms do not require us to encumber any of our real property or put significant restraints on operating flexibility."

For more detailed information on the terms and conditions of the new credit line, please refer to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on or before Monday, April 4, 2011.

About S&W Seed Company

Founded in 1980 and headquartered in the Central Valley of California, S&W Seed Company is a leading producer of warm climate, high yield alfalfa seed varieties, including varieties that can thrive in poor, saline soils, as verified over decades of university-sponsored trials. S&W also offers seed cleaning and processing at its 40-acre facility in Five Points, California. In fiscal 2010, the Company launched a business expansion initiative centered on its plan to mass produce stevia leaf in the U.S. in response to growing global demand for the all-natural, zero calorie sweetener from the food and beverage industry. For more information, please visit www.swseedco.com.

Safe Harbor Statement

This release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "may," "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually" or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause future circumstances, events, or results to differ materially from those projected in the forward-looking statements, including the risks that actual results may differ materially from those projected in the forward-looking statements as a result of various factors, and other risks identified in the Company's 10-K for the fiscal year ended June 30, 2010 and other filings made by the Company with the Securities and Exchange Commission.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:
Elite Financial Communications Group, LLC
Dodi B. Handy, President and CEO (Twitter: dodihandy)
FOR MEDIA: Kathy Addison, COO (Twitter: kathyaddison)
(407) 585-1080 or via email at SANW@efcg.net